Item 77C

American Independence Dynamic Conservative Plus Fund
Vote Tabulation Summary
Record Date September 9, 2012
Meeting Date December 19, 2012

A Special meeting of shareholders of the Dynamic
Conservative Plus Fund, formerly the Absolute Return
Bull Bear Bond Fund, was held on October 30, 2012 and adjourned on November 30, 2012 and December 19, 2012 to approve the following proposal:

Proposal 1 To approve the change in Investment
Objective of the Fund from to maximize investors total return through capital appreciation and current income as is consistent with liquidity and safety of principal to long term capital appreciation.


Record Date Shares	1,855,200
Shares Voted   	  	939,613
In Favor		697,842
Against 		67,231
Abstain      		174,540